Filer: Vishay Intertechnology, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933
                                         Subject Company: Siliconix incorporated
                                         Registration No. 333-61740

NEWS RELEASE

                           Contact:      Richard N. Grubb,
                                         Executive Vice President and
                                         Chief Financial Officer or
                                         Robert A. Freece, Senior Vice President
                                         610/644-1300

FOR IMMEDIATE RELEASE

                          Vishay Extends Exchange Offer
                      for Siliconix Shares to June 29, 2001

MALVERN, PENNSYLVANIA, June 22, 2001-Vishay Intertechnology, Inc. (NYSE: VSH) announced that it has extended the exchange offer for the common stock of Siliconix incorporated (NASDAQ: SILI) that it does not already own until 5:00 p.m., New York City time, on Friday, June 29, 2001. Other terms and conditions of the exchange offer remain unchanged.

On June 21, 2001, Vishay filed an amended registration statement in respect of the offer with the Securities and Exchange Commission. Among other things, the amendment discloses the previously announced decision of the Chancery Court of the State of Delaware denying a motion to enjoin the exchange offer. Vishay may not accept shares of Siliconix common stock tendered in the exchange offer until the registration statement is declared effective by the SEC.

Vishay commenced its offer on May 25, 2001 to exchange 1.5 shares of common stock of Vishay for each share of common stock of Siliconix that it does not already own, with cash to be paid in lieu of fractional shares of Vishay. Vishay currently owns approximately 80.4% of the outstanding shares of Siliconix. The offer was initially scheduled to expire at 12:00 midnight, New York City time, on June 22, 2001. As of the close of business on June 22, 2001, based on information received from the exchange agent, approximately 1,181,000 Siliconix shares had been deposited.

The offer is conditioned on there being validly tendered and not withdrawn a majority of the shares of Siliconix that are not already owned by Vishay. There are 29,879,040 shares of Siliconix stock outstanding, of which 5,849,040 are publicly held. There are also other conditions to the offer.

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In accordance with the rules of the SEC, Vishay has filed with the SEC and disseminated to Siliconix stockholders exchange offer materials. Siliconix has filed with the SEC and dis-seminated to Siliconix stockholders a solicitation/recommendation statement on Schedule 14d-9. These materials, and the recent amendment to Vishay's registration statement on Form S-4 in respect of the offer, can be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010, (212) 929-5500 or toll free (800) 322-2885. Investors are urged to read these documents carefully.

The exchange offer documents and other documents filed by Vishay and Siliconix with the SEC are available at the SEC's web site at www.sec.gov. Such documents may also be obtained from Vishay by directing requests to Vishay
Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120, tel: (610) 644-1300.

Vishay, a Fortune 1,000 Company with year 2000 sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs (infrared communication devices), and power and analog switching integrated circuits. The Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 66 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

Siliconix is a leading manufacturer of power MOSFETs, power IC and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. The company uses Class 1, six-inch wafer fabs dedicated to the manufacture of power products in Santa Clara, California and Itzehoe, Germany. Power products are also manufactured by a subcontractor in Japan. Analog switches and multiplexers are fabricated by a subcontractor in Dresden, Germany, and small-signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include a company-owned facility in Taiwan, a facility in Shanghai, China, and subcontractors in the Philippines, China and the United States.